

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2015

Via E-mail
Enzo Taddei
Chief Executive Officer
Global Equity International, Inc.
X3 Jumeirah Bay, Office 3305
Jumeirah Lake Towers, Dubai, UAE

> **Re: Global Equity International, Inc.**
> **Item 4.02 Form 8-K**
> **Filed on April 10, 2015**
> **File No. 000-54557**
>
> **Item 4.02 Form 8-K/A**
> **Filed on April 22, 2015**
> **File No. 000-54557**
>
> **Item 4.02 Form 8-K/A**
> **Filed on May 8, 2015**
> **File No. 000-54557**

Dear Mr. Taddei:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Shannon Sobotka

                                        Shannon Sobotka
                                        Staff Accountant